UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. ___)*

VENTURE LENDING & LEASING VII, INC.
(Name of Issuer)
Common Shares, $0.001 par value
(Title of Class of Securities)
None
(CUSIP Number)
December 18, 2012
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons: The Leona M. and Harry B. Helmsley Charitable Trust I.R.S. Identification Nos. of above persons (entities only). 13-7184401
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3	SEC USE ONLY
4	Citizenship or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,360
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 5,360
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.36%
12	TYPE OF REPORTING PERSON OO

Item 1(a)	Name of Issuer: VENTURE LENDING & LEASING VII, INC.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 104 La Mesa Drive, Suite 102 Portola Valley, CA 94028
Item 2(a)	Name of Persons Filing: The Leona M. and Harry B. Helmsley Charitable Trust
Item 2(b)	Address of Principal Business Office, or if None, Residence: 230 Park Avenue New York, NY 10169
Item 2(c)	Citizenship: New York
Item 2(d)	Title of Class of Securities: Common Shares, $0.001 par value
Item 2(e)	CUSIP Number: NONE
Item 3	Not Applicable.
Item 4(a)
Amount beneficially owned:

The Reporting Person identified below owns 5% or more of the outstanding membership interests of Venture Lending & Leasing VII, LLC (the “Company”), which owns all of the outstanding shares of Common Stock of the Issuer (100,000 shares of Common Stock).   The members of the Company have pass-through voting rights with respect to any action proposed at a meeting of the shareholders of the Issuer or submitted for consent of the shareholders of the Issuer.  As a result, the Reporting Person may be deemed to beneficially own outstanding shares of Common Stock of the Issuer.

The Leona M. and Harry B. Helmsley Charitable Trust is a private grantmaking foundation organized under the laws of the State of New York (the “Helmsley Trust”).  The Helmsley Trust owns 5.36% of the Company and, as a result, may be deemed to beneficially own 5,360 shares (or 5.36%) of the outstanding shares of Common Stock of the Issuer (the “Helmsley Shares”). The Helmsley Trust disclaims beneficial ownership of the Helmsley Shares except to the extent of its ownership of membership interests of the Company.

Item 4(b)	Percent of class: 5.36%
Item 4(c)	Number of shares, as of the date hereof, as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 5,360
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0
Item 5
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following    ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.
Item 8	Identification and Classification of Members of the Group: Not Applicable.
Item 9	Notice of Dissolution of Group: Not Applicable.
Item 10
Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2016
(Date)

/s/ Stephanie Cuskley
(Signature)

Stephanie Cuskley, CEO
(Name/Title) The Leona M. and Harry B. Helmsley Charitable Trust